UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

Exhibit 99.1	Total Executive Committee Appointments (September 2, 2019)
Exhibit 99.2	Russia: Launch of the Giant Arctic LNG 2 Development (September 5, 2019)
Exhibit 99.3	Disclosure of transactions in own shares (September 5, 2019)
Exhibit 99.4	Disclosure of transactions in own shares (September 12, 2019)
Exhibit 99.5	Total and Envision join forces to capture the fast-growing distributed solar energy market in China (September 16, 2019)
Exhibit 99.6	South Korea: Hanwha Total Petrochemical Increases Ethylene Production Capacity by 30% (September 17, 2019)
Exhibit 99.7	Oil and Gas Climate Initiative announces progress towards methane target and new CCUS initiative to scale up actions towards climate goals (September 23, 2019)
Exhibit 99.8	Total Board of Directors decides to accelerate dividend growth with a guidance of increasing the dividend by 5 to 6% per year (September 24, 2019)
Exhibit 99.9	2019 Strategy & Outlook Presentation (September 25, 2019)
Exhibit 99.10	Total Closes the Acquisition of Anadarko's Shareholding in Mozambique LNG (September 30, 2019)

EXHIBIT INDEX

Exhibit 99.1	Total Executive Committee Appointments (September 2, 2019)
Exhibit 99.2	Russia: Launch of the Giant Arctic LNG 2 Development (September 5, 2019)
Exhibit 99.3	Disclosure of transactions in own shares (September 5, 2019)
Exhibit 99.4	Disclosure of transactions in own shares (September 12, 2019)
Exhibit 99.5	Total and Envision join forces to capture the fast-growing distributed solar energy market in China (September 16, 2019)
Exhibit 99.6	South Korea: Hanwha Total Petrochemical Increases Ethylene Production Capacity by 30% (September 17, 2019)
Exhibit 99.7	Oil and Gas Climate Initiative announces progress towards methane target and new CCUS initiative to scale up actions towards climate goals (September 23, 2019)
Exhibit 99.8	Total Board of Directors decides to accelerate dividend growth with a guidance of increasing the dividend by 5 to 6% per year (September 24, 2019)
Exhibit 99.9	2019 Strategy & Outlook Presentation (September 25, 2019)
Exhibit 99.10	Total Closes the Acquisition of Anadarko's Shareholding in Mozambique LNG (September 30, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: September 30, 2019	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer